Integrated finance company
LOPRO CORPORATION

RECEIVED
2008 SEP -4 A 6:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08004738

File Number: 82-4664

August 4, 2008

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: ____________________
KAZUHIRO ITO
GENERAL MANAGER OF
FINANCE AND IR DIVISION

PROCESSED
SEP 08 2008
THOMSON REUTERS

9/5

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

File No. 82-4664

RECEIVED
2008 SEP -4 A 6:07

LOPRO CORPORATION

File Number: 82-4664

(Summary English Translation)

**Outline of Quarterly Business Results for the First Quarter ended June 30, 2008**

August 4, 2008

LOPRO CORPORATION
Code Number: 8577
URL http://www.lopro.co.jp
Rep.: Ryuichi Matsuda
President and Director
Attn.: Kazuhiro Ito
General Manager of Finance and IR Division

Stock Exchanges:
Tokyo Stock Exchange
Osaka Securities Exchange

Tel.: (075) 321-6161

Filing of Quarterly Report:
August 12, 2008 (Scheduled)

(Note that all amounts have been rounded down to the nearest one million yen, unless otherwise specified.)

**1. Consolidated Business Results (April 1, 2008 through June 30, 2008)**

(1) Consolidated Results of Operations (cumulative)

(Percentage figures are compared to the same period of the prior year)

| | Operating Revenues | Operating Income | Ordinary Income | Net Income (Three months) |
|---|---|---|---|---|
| Three months ended June 30, 2008 | ¥1,701 million (–%) | -¥2,566 million (–%) | -¥2,562 million (–%) | -¥2,559 million (–%) |
| Three months ended June 30, 2007 | ¥4,589 million (–%) | -¥3,273 million (–%) | -¥3,290 million (–%) | -¥3,306 million (–%) |

| | Net Income per Share | Net Income per Share (fully diluted) |
|---|---|---|
| Three months ended June 30, 2008 | -¥23.29 | ¥– |
| Three months ended June 30, 2007 | -¥30.09 | ¥– |

*(Note)*
*Year-to-year comparisons for the three months ended June 30, 2007 are not provided as the consolidated financial statements have been prepared from the year ended March 31, 2008.*

(2) Consolidated Financial Condition

| | Total Assets | Net Assets | Ratio of Shareholders' Equity to Assets | Net Assets per Share |
|---|---|---|---|---|
| As of June 30, 2008 | ¥89,439 million | ¥28,763 million | 32.2% | ¥261.75 |
| As of March 31, 2008 | ¥108,874 million | ¥31,310 million | 28.8% | ¥284.92 |

*(Reference)*
*Shareholders' equity:*
*As of June 30, 2008: 28,763 million yen*
*As of March 31, 2008: 31,310 million yen*

## 2. Dividends

| | Dividends per Share | | | | |
|---|---|---|---|---|---|
| (Record Date) | End of 1st Quarter | End of 2nd Quarter | End of 3rd Quarter | Year End | Annual |
| Year ended March 31, 2008 | – | ¥0.00 | – | ¥0.00 | ¥0.00 |
| Year ended March 31, 2009 | – | – | – | – | – |
| (Forecast) Year ended March 31, 2009 | – | ¥0.00 | – | ¥0.00 | ¥0.00 |

*(Note)*
*Revisions to forecast of dividends during this quarter: None.*

## 3. Forecast of Consolidated Business Results (April 1, 2008 through March 31, 2009)

(Percentage figures for the annual period are compared to prior year; percentage figures for the interim period are compared to prior interim period)

| | Operating Revenues | Operating Income | Ordinary Income | Net Income | Net Income per Share |
|---|---|---|---|---|---|
| Interim | ¥3,500 million (–%) | -¥4,400 million (–%) | -¥4,400 million (–%) | -¥4,450 million (–%) | -¥40.50 |
| Annual | ¥5,800 million (-60.5 %) | -¥9,800 million (–%) | -¥9,800 million (–%) | -¥9,900 million (–%) | -¥90.09 |

*(Note)*
*Revisions to forecast of consolidated business results during this quarter: None.*

## 4. Others

(1) Changes in significant subsidiaries during the period (Changes in specified subsidiaries resulting in change in scope of consolidation)

Not applicable.

New: – Exception: –

(2) Adoption of simplified accounting method and accounting method specific to preparation of quarterly consolidated financial statements

Not applicable.

(3) Changes in accounting principles, procedures and presentation regarding preparation of quarterly consolidated financial statements (Changes presented as changes in important items that are used as basic materials for preparation of quarterly consolidated financial statements)

(i) Changes due to revision of accounting standard, etc.: Applicable.

(ii) Changes other than (i): Not applicable.

(4) Number of outstanding shares (Common stock)

(i) Total number of outstanding shares (including treasury stock) as of the end of each period:
As of June 30, 2008: 114,107,446 shares
As of March 31, 2008: 114,107,446 shares

(ii) Total number of treasury stock as of the end of each period:
As of June 30, 2008: 4,217,782 shares
As of March 31, 2008: 4,217,556 shares

(iii) Average number of outstanding shares for each period (consolidated cumulative period):
Three months ended June 30, 2008: 109,889,765 shares
Three months ended June 30, 2007: 109,890,399 shares

* *Notice for the proper use of the forecast of business results, and other special notations*

1. *The forecast of business results is calculated based on the information which is currently available to the Company, and contains a lot of uncertain factors. Therefore, the actual figures of the results may differ due to subsequent various factors such as uncertain factors inherent in the forecast and future changes in the business operation environment.*

2. *"Accounting Standard for Quarterly Financial Statements" (Accounting Standards Board of Japan ("ASBJ") Statement No. 12) and "Guidance on Accounting Standard for Quarterly Financial Statements" (ASBJ Guidance No. 14) have been applied from the current consolidated fiscal year. Quarterly consolidated financial statements are prepared in accordance with the "Regulations for Quarterly Consolidated Financial Statements".*

File Number: 82-4664

## BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Annual Securities Report

The Annual Securities Report for the 39th fiscal period (April 1, 2007 through March 31, 2008) prepared in accordance with paragraph 1 of Article 24 of the Financial Instruments and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on June 27, 2008.

END